Exhibit 99.4

PRESS RELEASE | NASDAQ: IPX | ASX: IPX
November 17, 2022

PANERAI PLACES ORDER FOR PRODUCTION SERIES TITANIUM WATCH CASES

IperionX Limited (“IperionX”) (NASDAQ: IPX, ASX: IPX), is pleased to announce that Officine Panerai (“Panerai”), a division of Compagnie Financière Richemont SA (SWX:CFR, market capitalization US$70 billion) has placed its first purchase order for ‘production series’ titanium watch cases to be additively manufactured using IperionX’s low carbon, circular titanium.

Panerai recently completed testing on the IperionX prototype titanium watch cases and will produce a limited edition run of several hundred watch case blanks. The production series titanium watch cases are now being additively manufactured using IperionX’s low carbon, circular titanium powders.

IperionX continues to work with Panerai to evaluate additional titanium watch designs for future production series manufacturing.

Titanium watches are preferred for their higher strength, lighter weight and superior corrosion resistance, and titanium has now become the choice of material for flagship models amongst many leading watch manufacturers. The sustainability, quality and production manufacturing capabilities required to meet the demanding specifications for the luxury watch market transfers directly into a range of other titanium market verticals, including the automotive, consumer electronic and defense sectors.

The global automotive and consumer electronic sectors are leading the move towards building low carbon supply chains that maximize the use of circular materials. Leading companies in these sectors have near term targets for net zero carbon supply chains and for their products to utilize fully recycled materials.

The Panerai purchase order validates the performance of IperionX’s patented titanium technologies and the quality its low carbon, circular titanium metal powders. Although the quantum of the initial purchase order is not material, it demonstrates the commercial value of a low carbon, circular supply of titanium, which is superior to aluminum and stainless-steel in many applications across the automotive, consumer electronic and defense sectors.

IperionX provides the only commercially available circular, low-carbon titanium production process that uses 100% recycled titanium as a feedstock. IperionX now has over 40 potential customers signed onto a confidential sales delivery process. The highest priority potential customers have progressed from the exchange of technical data; to titanium metal powder qualification and titanium part prototyping.

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Anastasios Arima, co-founder and CEO of IperionX said:

“The IperionX team is thrilled to be producing the first ‘production series’ titanium watch cases for Panerai using our low carbon, circular titanium.”

“We believe that IperionX has a competitive advantage in the accelerating shift towards low carbon, long lasting materials that maximize recycled content. We intend to re-build a more sustainable and lower cost circular U.S. titanium supply chain that uses titanium scrap, to make titanium powders for low carbon, high strength titanium parts.”

This announcement has been authorized for release by the CEO and Managing Director.

For further information and enquiries please contact:

info@iperionx.com
+1 980 237 8900

www.iperionx.com

Panerai watch cases 3D printed using IperionX’s low carbon, 100% recycled titanium powders.

About IperionX

IperionX’s mission is to be the leading developer of low carbon titanium for advanced industries including space, aerospace, electric vehicles and 3D printing. IperionX’s breakthrough titanium technologies can produce titanium products that are low carbon and fully circular. IperionX is producing titanium metal powders from titanium scrap at its operational pilot facility in Utah, and intends to scale production at a Titanium Demonstration Facility in Virginia. IperionX holds a 100% interest in the critical minerals Titan Project, which has the largest JORC resource of titanium, rare earth and zircon rich mineral sands in the U.S.A.

Forward Looking Statements

Information included in this release constitutes forward-looking statements. Often, but not always, forward looking statements can generally be identified by the use of forward-looking words such as “may”, “will”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “continue”, and “guidance”, or other similar words and may include, without limitation, statements regarding plans, strategies and objectives of management, anticipated production or construction commencement dates and expected costs or production outputs.

Forward looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, and achievements to differ materially from any future results, performance, or achievements. Relevant factors may include, but are not limited to, changes in commodity prices, foreign exchange fluctuations and general economic conditions, increased costs and demand for production inputs, the speculative nature of exploration and project development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves, the Company’s ability to comply with the relevant contractual terms to access the technologies, commercially scale its closed-loop titanium production processes, or protect its intellectual property rights, political and social risks, changes to the regulatory framework within which the Company operates or may in the future operate, environmental conditions including extreme weather conditions, recruitment and retention of personnel, industrial relations issues and litigation.

Forward looking statements are based on the Company and its management’s good faith assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company’s business and operations in the future. The Company does not give any assurance that the assumptions on which forward looking statements are based will prove to be correct, or that the Company’s business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company’s control.

Although the Company attempts and has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in forward looking statements, there may be other factors that could cause actual results, performance, achievements, or events not to be as anticipated, estimated or intended, and many events are beyond the reasonable control of the Company. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward looking statements in these materials speak only at the date of issue. Subject to any continuing obligations under applicable law or any relevant stock exchange listing rules, in providing this information the Company does not undertake any obligation to publicly update or revise any of the forward-looking statements or to advise of any change in events, conditions or circumstances on which any such statement is based.